August 6, 2012

VIA EDGAR

Mr. Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Kaiser Aluminum Corporation
Registration Statement on Form S-4
Filed July 23, 2012
File No. 333-182809

Dear Mr. Ingram:

Pursuant to Rules 460 and 461 of the Securities Act of 1933, Kaiser Aluminum Corporation (the “Company”) hereby requests that the effective time of the above-referenced registration statement, as amended, be accelerated to August 8, 2012, at 12:00 p.m. Eastern time or as soon as practicable thereafter. The Company respectfully requests that you confirm that the registration statement has been declared effective by telephoning Troy B. Lewis of Jones Day at (214) 969-3721 or me at (949) 614-1770.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

27422 Portola Parkway, Suite 200    Foothill Ranch, California 92610-2831    Tel (949) 614-1740    Fax (949) 614-1930    www.kaiseraluminum.com

United States Securities and Exchange Commission

August 6, 2012

Please contact Troy B. Lewis of Jones Day at (214) 969-3721 or me at (949) 614-1770 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

cc:	John M. Donnan, Kaiser Aluminum Corporation
Cherrie Tsai, Kaiser Aluminum Corporation
Troy B. Lewis, Jones Day
Charles T. Haag, Jones Day